DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

Jon Venick jon.venick@dlapiper.com T 212.335.4651 F 917.778.8651

November 21, 2013

Via EDGAR Filing

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC  20549

Re:                         W. P. Carey Inc.

Registration Statement on Form S-4

Filed October 1, 2013

File No. 333-191517

Dear Ms. Gowetski:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey”) and Corporate Property Associates 16 – Global Incorporated in response to a discussion that we had earlier today. As you are aware, on November 15, 2013, W. P Carey filed Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-191517) (the “Registration Statement”). Further to our conversation, attached please find: (i) a revised draft of the opinion of DLA Piper LLP (US) to be filed as Exhibit 5.1 in connection with Amendment No. 2 to the Registration Statement (“Amendment No. 2”); (ii) a draft of the opinion of DLA Piper LLP (US) to be filed as Exhibit 8.3 in connection with Amendment No. 2; (iii) a draft of the opinion of DLA Piper LLP (US) to be filed as Exhibit 8.4 in connection with Amendment No. 2; (iv) a draft of the opinion of Clifford Chance US LLP to be filed as Exhibit 8.5 in connection with Amendment No. 2; and (v) a draft response to comment number three from the letter sent to W. P. Carey by the Securities and Exchange Commission on November 20, 2013. Please note that W. P. Carey proposes to file Amendment No. 2 on or about November 26, 2013.

Should you have any questions or comments regarding the foregoing, please contact either myself or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

Very truly yours,

/s/ Jon Venick

Jon Venick, Esq.

cc:	Paul Marcotrigiano, Esq.
W. P. Carey Inc.

Christopher P. Giordano, Esq.
DLA Piper LLP (US)

U. S. Securities and Exchange Commission

November 21, 2013

Kathleen L. Werner, Esq.
Clifford Chance US LLP

Attachments

Attachment One

Exhibit 5.1 Opinion

Form of Exhibit 5.1

DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

T 410.580.3000
F 410.580.3001

November [__], 2013

W. P. Carey Inc.

50 Rockefeller Plaza

New York, New York 10020

RE:                        Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to W. P. Carey Inc., a Maryland corporation (the “Company”), and have been asked to render this opinion in connection with the Registration Statement on Form S-4, File No. 333-191517 (as amended through the date hereof, the “Registration Statement”), including the joint proxy statement/prospectus contained therein at the time the Registration Statement is declared effective (the “Prospectus”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to, among other things, the registration and issuance by the Company of up to 30,958,637.60 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be issued pursuant to the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 25, 2013, by and among Corporate Property Associates 16—Global Incorporated, a Maryland corporation (“CPA: 16 Global”), the Company, WPC REIT Merger Sub Inc., a Maryland corporation and an indirect wholly-owned subsidiary of the Company (“Merger Sub”), and each of the other parties thereto for the limited purposes set forth therein.  Pursuant to the Merger Agreement, CPA: 16 Global will merge with and into Merger Sub, with Merger Sub surviving as a direct subsidiary of WPC Holdco LLC (a direct subsidiary of the Company) (the “Merger”).

In our capacity as the Company’s counsel, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(a)        The Registration Statement, including the Prospectus contained therein;

(b)        The Articles of Amendment and Restatement of the Company (as attached to the Officer’s Certificate (as defined below)), certified by the Maryland State Department of Assessment and Taxation (the “SDAT”) as of recent date (the “Charter”);

W.P. Carey Inc.

November [__], 2013

Page Two

(c)        The Amended and Restated Bylaws of the Company, as amended and restated as of June 21, 2012, as attached to the Officer’s Certificate and certified by an officer of the Company to be in effect on the date hereof;

(d)        Resolutions adopted by the Company’s Board of Directors on July 25, 2013 relating to, among other matters, (i) the filing of the Registration Statement and the Prospectus, (ii) the registration and issuance of the Shares pursuant to the Merger Agreement, (iii) the approval of the Merger and the Merger Agreement and the transactions contemplated thereby and (iv) the execution, delivery and performance of the obligations of the Company pursuant to the Merger Agreement, as attached to the Officer’s Certificate and certified by an officer of the Company to be in effect on the date hereof;

(e)        The Merger Agreement, (as filed as Annex A to the Registration Statement and attached to the Officer’s Certificate);

(f)         The Articles of Merger relating to the Merger in the form to be filed with the SDAT (the “Articles of Merger”), as attached to the Officer’s Certificate;

(g)        A certificate of an officer of the Company, dated as of the date hereof, as to certain factual matters (the “Officer’s Certificate”);

(h)        A short form good standing certificate with respect to the Company issued by the SDAT, dated as of a recent date; and

(i)         Such other documents as we have considered necessary to the rendering of the opinions expressed below.

In examining the Documents, and in rendering the opinions set forth below, we have assumed the following:  (a) each of the parties to the Documents (other than the Company) has duly and validly executed and delivered each of the Documents to which such party is a signatory and each instrument, agreement, and other document executed in connection with the Documents to which such party is a signatory and each such party’s obligations set forth in the Documents, are its legal, valid and binding obligations, enforceable in accordance with their respective terms; (b) each person executing any such instrument, agreement or other document on behalf of any such party (other than the Company) is duly authorized to do so; (c) each natural person executing any such instrument, agreement or other document is legally competent to do so; (d) the Documents accurately describe and contain the mutual understandings of the parties; and (e) all documents submitted to us as originals are authentic, all documents submitted to us as certified or photostatic copies or telecopies or portable document file (“.PDF”) copies conform to the original documents (and the authenticity of the originals of such copies), all signatures on all documents submitted to us for examination (and including signatures on photocopies,

W.P. Carey Inc.

November [__], 2013

Page Three

telecopies and .PDF copies) are genuine, and all public records reviewed are accurate and complete.  As to certain factual matters we have relied on the Officer’s Certificate as to the factual matters set forth therein, which we assume to be accurate and complete.

We have also assumed that (i) the Registration Statement, and any amendments thereto, will have been declared effective (and will remain effective at the time of issuance of any of the Shares), and (ii) the Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VI of the Charter.

Based upon the foregoing, subject to the additional assumptions, qualifications, and limitations below, having regard for such legal considerations as we deem relevant, and limited in all respects to applicable Maryland law, we are of the opinion that the Shares have been duly authorized and when (a) the Articles of Merger have been duly filed of record with the SDAT, and (b) the Shares have been duly issued in accordance with the Merger Agreement upon consummation of the Merger and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

In addition to the assumptions and qualifications set forth above, the opinions set forth herein are subject to additional assumptions, qualifications, and limitations as follows:

(A)        We have made no investigation of, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of Maryland.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

(B)        We express no opinion as to compliance with the securities (or “blue sky”) laws of any jurisdiction or as to federal or state tax laws or laws regarding fraudulent transfers.

(C)        The foregoing opinions are rendered as of the date hereof. We assume no obligation to revise, update or supplement such opinions to reflect any facts or circumstances that may hereafter come to our attention or changes in the laws of the State of Maryland by legislative action, judicial decision or otherwise that may hereafter occur.

(D)        This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

W.P. Carey Inc.

November [__], 2013

Page Four

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement.  In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

DLA Piper LLP (US)

Attachment Two

Exhibit 8.3 Opinion

Form of Exhibit 8.3

DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
T 312.368.4000
F 312.236.7516
W www.dlapiper.com

November [  ], 2014

Corporate Property Associates 16 – Global Incorporated

50 Rockefeller Plaza

New York, New York  10020

Attn:  Chair of the Special Committee

Re:       Tax Opinion for REIT Status

Ladies and Gentlemen:

In connection with that certain Agreement and Plan of Merger, dated as of July 25, 2013 (the “Merger Agreement”), by and among Corporate Property Associates 16 – Global Incorporated, a Maryland corporation (“CPA®:16 – Global”), W. P. Carey Inc., a Maryland corporation (the “Company” or “W. P. Carey”) and the ultimate parent of the external manager of CPA®:16 – Global, WPC REIT Merger Sub Inc., a Maryland corporation and an indirect subsidiary of W. P. Carey, and, for the limited purposes therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each an indirect subsidiary of W. P. Carey, and, for certain other limited purposes therein, CPA 16 LLC, a Delaware limited liability company and an indirect subsidiary of CPA®:16 – Global (“CPA16 Merger Sub”), as described in a Registration Statement on Form S-4, File No. 333-191517 and the related joint proxy statement/prospectus filed by W. P. Carey with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2013 (as amended, the “Registration Statement”), we have been requested by the Company to issue an opinion to CPA®:16 – Global as to whether, commencing with its taxable year ended December 31, 2012, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation as described in the Registration Statement will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code.  All capitalized terms not defined herein shall have the meaning assigned to them in the Merger Agreement.

In connection with rendering the opinion expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)      The Company’s Articles of Incorporation filed with the Secretary of the State of the State of Maryland on June 21, 2012, as amended and restated (the “Articles”);

(2)      the Registration Statement;

(3)      the Merger Agreement; and

(4)      such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the certificate issued by the Company, dated as of the date thereof, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and proposed operation of the Company and its subsidiaries.  We also have relied upon an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that, at all times since (i) with respect to CPA®:16 – Global, its taxable year ended December 31, 2009 through the Closing Date, and (ii) with respect to CPA16 Merger Sub, its taxable year ended December 31, 2011 through the Closing Date, CPA®:16 – Global and CPA16 Merger Sub have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

For purposes of our opinion, we have not made an independent investigation of all of the facts set forth in the documents we reviewed.  We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion.  No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way.  Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct.  Any alteration of such facts may adversely affect our opinion.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms.  We have also assumed the genuineness of  all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinion set forth in this Letter is based on relevant provisions of the Code, the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering this opinion, we have assumed that the transactions contemplated by the Reviewed Documents have been or will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions.  In addition, the opinion is based on the assumption that the Company and its subsidiaries (if any) will each be operated in the manner described in the Articles and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all

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terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions.  Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable.  Moreover, the qualification and taxation of the Company as REIT depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned.  Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that commencing with its taxable year ended December 31, 2012, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT, and its proposed method of operation as described in the Registration Statement will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code

The foregoing opinion is limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinion.  Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.

This Letter is being provided to the Company and CPA®:16 – Global in connection with the Merger. Only the Company and CPA®:16 – Global may rely on this opinion. Without our prior written consent, this Letter may not be relied upon by any other person or entity or used for any other purpose. We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this Letter, and we are not undertaking to update this Letter from time to time.  You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

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We hereby consent to the filing of this opinion letter with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

DLA Piper LLP (US)

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Attachment Three

Exhibit 8.4 Opinion

Form of Exhibit 8.4

DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
T 312.368.4000
F 312.236.7516
W www.dlapiper.com

November [  ], 2013

Corporate Property Associates 16 – Global Incorporated
50 Rockefeller Plaza
New York, New York  10020
Attn:  Chair of the Special Committee

Ladies and Gentlemen:

We have acted as counsel to W. P. Carey Inc., a Maryland corporation (“W. P. Carey”) and the successor in interest to W. P. Carey & Co. LLC, a Delaware limited liability company (the “Company”), in connection with an Agreement and Plan of Merger, dated as of July 25, 2013 (the “Merger Agreement”), by and among Corporate Property Associates 16 – Global Incorporated, a Maryland corporation (“CPA®:16 — Global”), W. P. Carey, the ultimate parent of the external manager of CPA®:16 — Global, WPC REIT Merger Sub Inc., a Maryland corporation and an indirect subsidiary of W. P. Carey (“Merger Sub”), and, for the limited purposes therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each an indirect subsidiary of W. P. Carey, and, for certain other limited purposes, CPA 16 LLC, a Delaware limited liability company and an indirect subsidiary of CPA®:16 — Global (“CPA16 LLC”).

As described in a Registration Statement on Form S-4, File No. 333-191517 and the related joint proxy statement/prospectus filed by W. P. Carey with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2013 (the “Registration Statement”), and pursuant to the Merger Agreement, the parties thereto intend to merge CPA®:16 — Global with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct subsidiary of WPC Holdco LLC, a Maryland limited liability company and a direct subsidiary of W. P. Carey.

In connection with the Merger Agreement, you have requested our opinion to the effect that, at all times during the period beginning January 1, 2009 and ending September 28, 2012, the Company was classified as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

REVIEWED DOCUMENTS

In rendering the opinions expressed herein, we have examined and relied on (i) the limited liability company agreement of the Company (the “Operating Agreement”); (ii) the Merger Agreement, (iii) the Registration Statement, (iv) a certificate of representations, dated November 26, 2013, provided by W. P. Carey, (the “Certificate of Representations”), and (iv) such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions expressed herein.1

APPLICABLE LAW AND ANALYSIS

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect the conclusions reached in this opinion.

Effective as of January 1, 1997, the IRS issued final revised Treasury Regulations Sections 301.7701-1 through 301.7701-3 relating to the classification of entities for federal income tax purposes (the “Classification Regulations”).  Pursuant to the Classification Regulations, a business entity that is not treated as a corporation (an “eligible entity”) and that has at least two members may elect to be classified as either an association taxable as a corporation or a partnership for federal income tax purposes.  The Classification Regulations define a “business entity” as any entity recognized for federal income tax purposes (including an entity with a single owner that may be disregarded as an entity separate from its owner under Treasury Regulation Section 301.7701-3) that is not properly classified as a trust under Treasury Regulation Section 301.7701-4 or otherwise subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”).2  Business entities that are organized as corporations under state statutes, and entities that are taxable as corporations under stated provisions of the Code, may not elect to be classified as partnerships under the Classification Regulations.

The Classification Regulations provide a default classification under which, unless it elects otherwise, a domestic eligible entity that has two or more members will be classified as a partnership for federal income tax purposes.  Treasury Regulation Section 301.7701-3(b).  Thus, a domestic eligible entity with two or more members automatically will be classified as a partnership for federal income tax purposes unless it elects to be classified as other than a partnership.

1 For purposes of the Certificate of Representations issued by the W. P. Carey, the documents referenced hereinabove are collectively referred to as the “Reviewed Documents.”

2 Treasury Regulation Section 301.7701-2(a).

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The Company was formed in 1996 as a Delaware limited liability company.  At all times during the period beginning January 1, 2009 through September 28, 2012, the Company had more than two members and was not a trust or organization for which the Code provides special tax treatment within the meaning of Treasury Regulation Section 301.7701-2(a).  Further, during that time, the Company was not organized as a corporation under any state statute or taxable as a corporation under a specific provision of the Code as set forth in Treasury Regulation Section 301.7701-2(b).  W. P. Carey has represented that the Company did not elect to be classified as other than a partnership for federal income tax purposes.  Accordingly, the Company, at all times during the period beginning January 1, 2009 through September 28, 2012, was a domestic eligible entity with more than two members within the meaning of the Classification Regulations.

Pursuant to Treasury Regulation Section 301.7701-3(b), a domestic eligible entity with two or more members automatically will be classified as a partnership for federal income tax purposes unless it elects to be classified as other than a partnership (or is otherwise treated as a corporation under the “publicly traded partnership” rules, or the taxable mortgage pool rules discussed below).

Under the taxable mortgage pool rules, an entity, or portion thereof, will be classified as a corporation if (i) substantially all of its assets are debt obligations, more than fifty percent of which are real estate mortgages, (ii) such entity is the obligor under debt obligations with two or more maturities, and (iii) the payments on the debt obligations bear a relationship to payments received on the underlying mortgages held by the entity.  These rules are intended to prevent income from escaping U.S. federal income taxation when a mortgage pool is used to issue multiple class mortgage-backed securities through the use of an entity other than a “REMIC.”  Based on the past operations of the Company, the Company did not invest in mortgage loans or incur significant debt against its investments except through subsidiaries taxable as corporations under the Code or real estate investment trusts taxable under Section 856(c) of the Code.

Under Section 7704,3 certain “publicly traded partnerships” are treated as corporations for federal income tax purposes.  A publicly traded partnership is any partnership the interests of which are (1) traded on an established securities market, or (2) readily tradable on a secondary market or its substantial equivalent.  An “established securities market” means a national securities exchange which is registered under Section 6 of the Securities Exchange Act of 1934 (or which is exempt from registration by virtue of the limited volume of transactions), certain foreign securities exchanges, a regional or local exchange, or an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers (Treas. Reg. Section 1.7704-1(b)).  Because shares of the Company were traded at the New York Stock Exchange, the Company was a “publicly traded partnership.”

3 All section references hereinafter are to the Code.

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Even though the Company was a “publicly traded partnership”, the Company avoided taxation as a corporation under Section 7704(a) as Company met certain gross income requirements described in Section 7704(c) at all times during the period beginning January 1, 2009 through September 28, 2012.

Under Section 7704(c)(2) a publicly treated partnership may avoid corporate treatment if 90 percent or more of the gross income consists of “qualifying income”.  Under Section 7704(d), “qualifying income” consists of, among others, interest, dividends, real property rents, gains from the sale of real property, and income which would qualify under Sections 851(b)(2)(A) and 856(c)(2).  However, under Section 7704(d)(2), interest derived in the conduct of a financial or insurance business is not treated as “qualifying income.”

The legislative history to Section 7704 explains that the purpose of the qualifying income exception is “to distinguish those partnerships that are engaged in activities commonly considered as essentially no more than investments, and those activities more typically conducted in corporate form that are in the nature of active business activities.”  Interest derived from the conduct of a financial business, such as a bank, is thus excluded from the definition of “qualifying income”, because “deriving interest is an integral part of the active conduct of the business.”  H.R. Rep. No. 391 (Part 2), 100th Cong., 1st Sess. 1068.

W. P. Carey has represented to us that during the taxable years beginning January 1, 2009 through September 28, 2012, 90% or more of the Company’s gross income consisted of “qualifying income.”  Therefore, during that time, the Company avoided taxation as a corporation under Section 7704(a) even if the Company was a “publicly traded partnership.”

CONCLUSION

Based upon and subject to the foregoing, we are of the opinion that, at all times during the period beginning January 1, 2009 through September 28, 2012, the Company was classified as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes.

GENERAL LIMITATIONS

The opinions set forth in this letter are based on relevant provisions of Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents

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counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In our examination of the foregoing documents, we have assumed that (i) all documents reviewed by us are original documents, or true, correct and complete copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true, correct and complete and will remain true, correct and complete at all times up to and including the Effective Time, (v) the Merger will be consummated in accordance with the terms of the Merger Agreement, (vi) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms, and (vii) the parties at all times will operate in accordance with the method of operation described in their organizational documents and the Registration Statement.

For purposes of rendering the opinions expressed herein, we have also assumed that the representations contained in the Certificate of Representations are true, correct and complete and will remain true, correct and complete at all times up to and including the Effective Time, that the W. P. Carey has complied with and will continue to comply with the covenants and agreements set forth in the Certificate of Representations and the Merger Agreement, and that each representation that is stated in the Certificate of Representations to be made to the best of the knowledge of the W. P. Carey is accurate and complete and will remain accurate and complete at all times up to and including the Effective Time without regard to such qualification.

Our opinions could be affected if any of the facts set forth in the Merger Agreement, the Registration Statement or the Certificate of Representation or other documents, records and instruments we have reviewed are or become inaccurate or if there is a failure to comply with any of the covenants and agreements set forth in the Merger Agreement or the Certificate of Representations.

The opinions expressed herein represent our conclusions as to the application of the U.S. federal income tax laws existing as of the date hereof. We can give no assurance that legislative enactments, administrative changes or judicial decisions that would modify or supersede our opinion will not be forthcoming. The opinions expressed herein represent our conclusions based upon the assumptions, documents, facts, representations, covenants and agreements referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such assumptions, representations, covenants or agreements could affect the accuracy of our opinions. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate of Representations.

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The opinions expressed herein are (i) limited to those matters expressly covered, and no opinion is to be implied in respect of any other matter, (ii) as of the date hereof, and (iii) rendered by us at the request of W. P. Carey in connection with the Registration Statement. We assume no obligation to update our opinions in the event that there is either a change in the legal authorities, facts or documents on which we have relied in rendering our opinions.

We hereby consent to the filing of this opinion letter with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

DLA Piper LLP (US)

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Attachment Four

Exhibit 8.5 Opinion

CLIFFORD CHANCE US LLP

31 West 52nd Street

New York, NY 10019-6131

Tel +1 212 878 8000

Fax +1 212 878 8375

www.cliffordchance.com

The following opinion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding U.S. federal tax penalties, and was written to support the promotion or marketing of the transaction described below.  Each addressee and potential investor should seek advice based on such person’s particular circumstances from an independent tax advisor.

FORM OF OPINION 8.5

January ___, 2014

W.P. CAREY, INC.

50 Rockefeller Plaza

New York, New York 10020

WPC REIT Merger Sub Inc.

50 Rockefeller Plaza

New York, New York 10020

Re:       REIT Qualification of Corporate Property Associates 16 - Global Incorporated

Ladies and Gentlemen:

We have acted as counsel to Corporate Property Associates 16 - Global Incorporated, a Maryland corporation (“CPA®:16 – Global”), in connection with an Agreement and Plan of Merger, dated as of July 25, 2013 (the “Merger Agreement”), by and among CPA®:16 – Global, W.P. Carey Inc., a Maryland corporation (“W.P. Carey”), WPC REIT Merger Sub Inc., a Maryland corporation and an indirect subsidiary of W.P Carey (“Merger Sub”), and, for the limited purposes therein, Carey Asset Management Corp. (“CAM”), W.P. Carey & Co. B.V., and CPA 16 LLC, as described in a Registration Statement on Form S-4, File No. 333-191517, and the related joint proxy statement/prospectus filed by W.P. Carey with the U.S. Securities and Exchange Commission on October 1, 2013 (as amended, the “Registration Statement”).  As contemplated in the Merger Agreement, CPA®:16 – Global will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly-owned subsidiary of WPC Holdco LLC, a direct wholly-owned subsidiary of W.P. Carey (the “Merger”).

This opinion is being provided to you pursuant to Section 5.2(d) of the Merger Agreement.  Capitalized terms not otherwise defined herein shall have the meanings given in the Merger Agreement.

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof.  These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion.  Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future.  In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinion expressed herein, we have examined and relied on the following items:

1.                                    the Articles of Amendment and Restatement of CPA®:16 – Global and CPA16 Merger Sub Inc., a Maryland corporation (“CPA16 Merger Sub”);

2.                                    the bylaws of CPA®:16 – Global and CPA16 Merger Sub;

3.                                    a Certificate of Representations (the “Certificate of Representations”) dated as of the date hereof, provided to us by CPA®:16 – Global, CPA16 Merger Sub, CAM, W.P. Carey & Co. B.V., and CPA 16 LLC;

5.                                    the Registration Statement; and

6.                                    such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct, (v) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (vi) CPA®:16 – Global and CPA16 Merger Sub have at all times and, in the case of CPA16 Merger Sub, will continue at all times to operate in accordance with the methods of operation described in their organizational documents, the Registration Statement and the Certificate of Representations.

For purposes of rendering the opinion stated below, we have also assumed, with your consent, (i) the accuracy of the representations contained in the Certificate of Representations, and that each representation and covenant contained in such Certificate of Representations to the best of the knowledge or intent with respect to future actions of CPA®:16 – Global, CPA16 Merger Sub, CAM,

W.P. Carey & Co. B.V. and/or CPA 16 LLC is accurate and complete without regard to such qualification, (ii) that CPA®:16 – Global qualified as a real estate investment trust, within the meaning of Sections 856 through 860 of the Code (a “REIT”), for its taxable years ended December 31, 2004 through December 31, 2008, and (iii) that no action will be taken by the successor of CPA®:16 – Global or CPA16 Merger Sub after the date hereof that is inconsistent with either CPA®:16 – Global’s or CPA16 Merger Sub’s qualification as a REIT under the Code for the periods set forth in clause (ii) above or any period subsequent to the date hereof.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that (i) CPA®:16 – Global has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code commencing with its taxable year ended December 31, 2009 and (ii) CPA16 Merger Sub has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code commencing with its taxable year ended December 31, 2011 through the Closing Date.

The opinion set forth above represents our conclusion based upon the documents, facts, representations and assumptions referred to above.  Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinion referred to herein.  Moreover, CPA®:16 – Global’s and CPA16 Merger Sub’s qualification as a REIT depends upon their ability to meet for each taxable year, through actual annual operating results, requirements under the Code regarding their gross income, assets, distributions and diversity of stock ownership.  We have not undertaken to review CPA®:16 – Global’s compliance with these requirements, and we have not undertaken, and will not undertake, to review CPA16 Merger Sub’s compliance with these requirements.  Accordingly, no assurance can be given that the actual results of CPA®:16 – Global’s and CPA16 Merger Sub’s operations for any single taxable year have satisfied, or in the case of CPA 16 Merger Sub, will continue to satisfy, the requirements necessary to qualify as a REIT under the Code.  Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter, the Registration Statement, or the Certificate of Representations.

The opinion set forth in this letter is: (i) limited to those matters expressly covered and no opinion is to be implied in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of CPA®:16 – Global and CPA16 Merger Sub solely for your benefit and may not be relied upon by any person or entity other than you without our express permission, except as specifically provided in the Merger Agreement.

Very truly yours,

Attachment Five

Draft Response to Comment Number Three

Draft Response to Comment Three

Adjustment L, page F-13

3. We note your inclusion of a pro forma adjustment to eliminate of Merger and acquisition expenses. Please tell us how such expenses have a continuing impact in accordance with Rule 11-02(b) of Regulation S-X. Alternatively, you may eliminate this pro forma adjustment from your unaudited pro forma consolidated financial information, though you may continue to disclose but not adjust for merger and acquisition expenses.

Response

We made pro forma adjustments to remove merger and acquisition transaction costs included in the historical results of W. P. Carey and CPA®: 16 — Global from the unaudited pro forma consolidated statements of income as those non-recurring transaction costs were directly related to the two transactions included in the pro forma financial statements, the Merger and the CPA®:15 Merger, based on our understanding of Rule 11-02(b).

Specifically, Rule 11-02(b)(5) states:  “Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.”[emphasis added]

Further, we relied upon the Financial Reporting Manual Section 3250 “In Business Combinations,” Topic 3250.1(c) “Purchase Accounting,” which indicates the following:

“Transaction costs should be recognized in the pro forma statements as follows:

i.                                        Direct, incremental costs of the specific acquisition which are not yet reflected in the historical financial statements of either the target or acquirer—No adjustment should be reflected in the pro forma income statement, but the pro forma balance sheet should reflect an adjustment (as the costs are non-recurring and directly related to the transaction)

ii.                                    Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer— An adjustment should remove those costs from the pro forma income statement (as a non-recurring charge directly related to the transaction)

iii.                                Direct, incremental costs related to one or more other acquisitions that are reflected in the historical financial statements of either the target or acquirer— An adjustment should remove those costs from the pro forma income statement only if pro forma effect is given to the other acquisition as well (Last updated: 3/31/2010)” [emphasis added]

Based on this guidance, we only separately disclosed the projected non-recurring total cost of $43.2 million directly related to the Merger expected to be included in the income statement within the next 12 months on page F-11 footnote D, but did not make a pro forma adjustment to the pro forma consolidated income statement for this amount.  We note that we only included a pro forma adjustment to the balance sheet for this amount based on the guidance in Topic 3250.1(c)(i) noted above.

Based on the guidance in Topic 3250.1(c)(ii) noted above, we made pro forma adjustments to the unaudited pro forma consolidated statements of income to remove acquisition expenses directly related to the Merger that were included in the historical statements of income of W. P. Carey and CPA®:16 — Global of $5.2 million and $1.1 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, as described on page F-13 footnote L.

Additionally, based on the guidance in Topic 3250.1(c)(iii) noted above, we made a pro forma adjustment to the unaudited pro forma consolidated statement of income remove $33.4 million of Merger and acquisition expenses directly related to the CPA®:15 Merger from the historical statements of income of W. P. Carey for the year ended December 31, 2012 as described on page F-11 footnote F.

Based on the staff’s comment, we note that we did not, however, clarify that these expenses were non-recurring in nature.  Based on the Staff’s comment, we will revise our disclosures in Notes D, F and L accordingly.

Additional Information

In our call with Mark Rakip of the SEC on November 21, 2013, Mr. Rakip requested details of the Merger and acquisition costs and a statement of why management believed that they were non-recurring in nature.

The Merger and acquisition costs included in the historical financial statements of W. P. Carey and CPA®:16 — Global include the following: accounting and other professional fees, legal fees, appraisal services, transfer taxes and other merger expenses as well as other acquisition costs.   Management believes that all these Merger and acquisition costs are non-recurring in nature, based on the guidance in 3250.1(c) noted above.  “Other acquisition costs” represent costs associated with property acquisitions that were accounted for as business combinations during the nine months ended September 30, 2013.  These property acquisitions were not given effect in the pro forma because they were immaterial and not directly related to the proposed Merger.  We have not reflected a pro forma adjustment to remove the costs associated with our immaterial business combinations from the pro forma consolidated statement of income, and the pro forma consolidated statement of income for the nine months ended September 30, 2013 reflects $4.1 million of non-recurring acquisition expenses for the combined company related to immaterial business combinations. We believe this treatment is consistent with the guidance in Topic 3250.1(c)(iii) noted above.